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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM l2b-25

                           NOTIFICATION OF LATE FILING
                              SEC File No.: 0-4538
                             CUSIP No.: 23252E 10 6

(Check One) [x] Form l0-K [ ] Form 20-F [ ] Form 10Q [ ] Form N-SAR

                    For Period Ended: December 31, 2002
                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                    For the Transition Period Ended: ________
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I - Registrant Information

CYBEX INTERNATIONAL, INC.
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Full Name of Registrant

N/A
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Former Name if Applicable

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10 Trotter Drive
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Address of Principal Executive Office (Street and Number)

Medway, Massachusetts  02053
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City, State and Zip Code

PART II - RULES l2b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule l2b-25(b), the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule l2(b)-25(c) has been attached if applicable.

Part III - NARRATIVE

State below in reasonable detail the reasons why the Form l0-K, ll-K, Form l0-Q or N-SAR, or the transition report or portion thereof, could not be filed within prescribed time period. (Attach Extra Sheets if Needed)

          The Registrant has been, and continues to be, engaged in discussions with its existing banks and potential new funding sources regarding refinancing or modification of its credit facility, which may impact certain portions of its Report on Form 10-K.

PART IV - OTHER INFORMATION

(l) Name and telephone number of person to contact in regard to this notification.

         Arthur W. Hicks, Jr.   (508)        533-4300
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         (Name)             (Area Code) (Telephone Number)

(2) Have all other periodic reports required under section l3 or l5(d) of the Securities Exchange Act of l934 or Section 30 of the Investment Company Act of l940 during the preceding l2 months (or for such shorter period that the registrant was

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     required to file such reports) been filed? If the answer is no, identify report(s). [x]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x]Yes [ ]No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Registrant anticipates that its net sales for 2002 will be $81.5 million, compared to $85.2 million for 2001, and that its net loss for 2002 will $21 million, or $2.39 per diluted share, compared to a net loss of $676,000, or $0.08 per diluted share, in 2001. Included within such 2002 results is a second quarter 2002 non-cash charge to establish a valuation reserve for deferred taxes of $21 million and included within such 2001 results is a non-cash charge of $2.2 million related to a litigation matter.

          Attached are the Registrant's Condensed Consolidated Statements of Operations for the quarters and years ended December 31, 2001 and 2002.



                            CYBEX INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 2003          By: /s/ John Aglialoro
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                                  John Aglialoro, Chairman

INSTRUCTION: The form may be signed by an executive officer of the Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

1183197

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                            CYBEX INTERNATIONAL, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands, except per share data)

                                             Three Months Ended                Twelve Months Ended
                                        ------------     ------------     ------------     ------------
                                        December 31,     December 31,     December 31,     December 31,
                                            2002            2001              2002            2001
                                        ------------     ------------     ------------     ----------
  Net sales ............................  $ 24,711         $ 22,381         $ 81,527         $ 85,222

  Cost of sales ........................    15,533           14,073           52,000           54,722
                                          --------         --------         --------         --------

       Gross profit ....................     9,178            8,308           29,527           30,500

       As a percentage of sales ........     37.1%            37.1%             36.2%            35.8%

  Selling, general and
       administrative expenses .........     6,569            6,998           26,435           25,234

  Litigation charges ...................         -            2,200                -            2,200
                                          --------         --------         --------         --------
       Operating income (loss) .........     2,609            (890)            3,092            3,066

  Interest expense, net ................       998              827            3,353            3,793

  Other income (expense) ...............        40                -               40                -
                                          --------         --------         --------         --------
       Income (loss) before
          income taxes .................     1,571          (1,717)             (301)            (727)

  Income tax provision (benefit) .......        23            (467)           20,723              (51)
                                          --------         --------         --------         --------
       Net income (loss) ...............   $ 1,548         $ (1,250)        $(21,024)          $ (676)
                                          ========         ========         ========         ========
  Basic and diluted net income
       (loss) per share ................   $  0.18         $  (0.14)         $ (2.39)         $ (0.08)
                                          ========         ========         ========         ========
  Shares used in computing net
       income (loss) per share .........     8,805            8,785            8,805            8,785
                                          ========         ========         ========         ========
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